Cybin to Participate in the 2023 MAPS Psychedelic Science Conference

TORONTO, CANADA – June 21, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, and Allison House-Gecewicz, Cybin’s SVP of Clinical Operations, will be speaking at the Psychedelic Science 2023 Conference hosted the by Multidisciplinary Association for Psychedelic Studies (MAPS), taking place June 19-23, 2023 in Denver, Colorado. The details are as follows:

•Mr. Drysdale will speak in a panel discussion titled “Laying the foundation for a new ecosystem” on Wednesday, June 21, 2023, at 12:00 p.m. MT.

•Ms. House-Gecewicz will speak at the Psychedelic Drug Pipeline Briefing Breakfast taking place on Thursday, June 22, 2023, at 8:00 a.m. MT.

“We are honored and excited to be speaking at one of the world’s largest conferences on psychedelic healthcare,” said Doug Drysdale, Chief Executive Officer of Cybin. “We look forward to engaging with healthcare professionals, scientists, policy makers, advocates, and other stakeholders within the psychedelics community, in conversations surrounding the latest developments in psychedelic healthcare.”

“The MAPS Psychedelic Science Conference is an opportunity to share the innovative clinical work that Cybin is carrying out to improve treatment options for mental health conditions, and to connect with individuals who share our goal of bringing psychedelic-based treatments to patients in need,” said Allison House-Gecewicz, Cybin’s SVP of Clinical Operations.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com